UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 17, 2017

(Date of earliest event reported): July 17, 2017

Green Leaf Investment Fund Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Part II. Extension in Our Offering:

(1) Our Offering termination date:

a.	On July 21, 2016 our offering was approved by the Securities and Exchange Commission for 365 days from the qualified date unless extended by our Board of Directors for an additional 90 days.

b.	On July 17, 2017, our Board of Directors and majority shareholder’s approved the extension of our offering for an additional 90 days.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund Inc.

Date: July 17, 2017	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	July 17, 2017
Douglas DiSanti	(Principal Executive Officer)

/s/ John Prettitore	Chief Financial Officer	July 17, 2017
John Prettitore	(Principal Financial Officer)